AD 11/2

06050256

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STATES
...HANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 067049

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 04 2006
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2005 (MM/DD/YY) AND ENDING July 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Private Equity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Plaza Suite 600
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Mroz (760) 340-1945
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue. Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

11/2

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Riviello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Equity Securities, Inc., as of July 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 30th day of August, 2006

[signature]
Notary Public

RON W. HOWELL
COMM. #1625959
Notary Public - California
Orange County
Comm. Expires Dec. ..., 2009

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Private Equity Securities, Inc.

We have audited the accompanying statement of financial condition of Private Equity Securities, Inc. as of July 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Equity Securities, Inc. as of July 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 21, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Private Equity Securities, Inc.
Statement of Financial Condition
July 31, 2006

Assets

Cash	$ 31,101
Total assets	$ 31,101

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$ 2,270
Total liabilities	2,270

Stockholders' equity

Common stock, no par value, 50,000,000 shares authorized and 25,500,000 shares issued and outstanding	20,000
Additional paid-in capital	36,508
Accumulated deficit	(27,677)
Total stockholders' equity	28,831
Total liabilities and stockholders' equity	$ 31,101

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Operations
For the Year Ended July 31, 2006

Revenue	
Interest income	$ 29
Total revenue	29
Expenses	
Consulting expenses	8,200
Other operating expenses	19,506
Total expenses	27,706
Income (loss) before income taxes	(27,677)
Income tax provision	–
Net income (loss)	$ (27,677)

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at July 31, 2005	$ –	$ –	$ –	$ –
Common stock	20,000	–	–	20,000
Additional paid-in capital	–	36,508	–	36,508
Net income (loss)	–	–	(27,677)	(27,677)
Balance at July 31, 2006	$ 20,000	$ 36,508	$ (27,677)	$ 28,831

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (27,677)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Decrease) increase in:		
Accounts payable and accrued expenses	$ 2,270	
Total adjustments		2,270
Net cash provided by (used in) operating activities		(25,407)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from issuance of capital stock	20,000	
Proceeds from additional paid-in capital	36,508	
Net cash provided by (used in) financing activities		56,508
Net increase (decrease) in cash		31,101
Cash at beginning of year		–
Cash at end of year		$ 31,101
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Private Equity Securities, Inc. ("the Company") was incorporated in California on July 20, 2005. The Company is a fully disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate securities over-the-counter, U.S. government securities, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities on the best effort basis only. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: INCOME TAXES

The Company is subject to the annual minimum franchise, however the Company is in the first taxable year of conducting its business and had a loss, under the California tax law, it is exempt from the minimum franchise tax. Therefore, no state income tax provision is provided.

Note 2: INCOME TAXES
(continued)

The Company has available at July 31, 2006 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $4,152, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended July 31,
$ 27,677	2026
$ 27,677	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: CONTINGENCIES

Going Concern

The Company had no revenue for the year ended July 31, 2006. Lack of revenue has resulted in an operating loss. Management has a plan to be more of a going concern. First, the Company has increased its marketing effort. Secondly, to provide liquidity, the sole shareholder will continue to capitalize the Company to fund its continuing operations.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the Company.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on July 31, 2006, the Company had net capital of $28,831, which was $23,831 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($2,270) to net capital was 0.08 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,270 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 31,101
Adjustments:		
Common stock	$ (10,908)	
Additional paid-in capital	10,908	
Accumulated deficit	(2,270)	
Total adjustments		(2,270)
Net capital per audited statements		$ 28,831

Private Equity Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of July 31, 2006

Computation of net capital:

Stockholders' equity		
Common stock	$ 20,000	
Additional paid-in capital	36,508	
Accumulated deficit	(27,677)	
Total stockholder's equity		$ 28,831
Less: Non-allowable assets		-
Net capital		28,831
Computation of net capital requirements:		
Minimum net capital requirements		
12 1/2 percent of aggregate indebtedness	$ 284	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 23,831
Ratio of aggregate indebtedness to net capital	0.08: 1	

There was a $2,270 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated July 31, 2006. See Note 6.

See independent auditor's report.

Private Equity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of July 31, 2006

A computation of reserve requirement is not applicable to Private Equity Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Private Equity Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of July 31, 2006

Information relating to possession or control requirements is not applicable to Private Equity Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Private Equity Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended July 31, 2006

Board of Directors
Private Equity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Private Equity Securities, Inc. (the Company), for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 21, 2006